July 3, 2018

Yuliia Baranets
President and Chief Executive Officer
Lux Amber, Corp.
Shaoyaoju Beili 207
Beijing 100029 China

       Re: Lux Amber, Corp.
           Registration Statement on Form S-1
           Filed June 11, 2018
           File No. 333-225545

Dear Ms. Baranets:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 11, 2018

General Information About Our Company, page 3

1. Please provide a more detailed description of the nature of the website you acquired for
       $15,000 and whether the acquisition was from a related party or third party. Please also disclose the website address. The status of your website is unclear from your disclosures.
       For example, on page 18 you disclose that you acquired your website for $15,000.
       However, page 19 indicates that you plan to design and develop your website. Please revise to clarify the status of your website. Please file the agreement acquiring the website as an exhibit or tell us why you are not required to do so.
2. Please provide further detail with regard to your business, including a general overview of
 Yuliia Baranets
FirstName LastNameYuliia Baranets
Lux Amber, Corp.
Comapany NameLux Amber, Corp.
July 3, 2018
July 3, 2018 Page 2
Page 2
FirstName LastName
         the concept of your business.
3. You appear to be a shell company as that term is defined in shell corporation as defined in Rule 405 of the Securities Act. In this regard, we note that you have no operations, nominal assets and no revenues. Please provide us with an analysis explaining why you are not a shell company, or revise your disclosure to clarify that you are a shell company.
Risk Factors
The Company has an asset in a form of a corporate website..., page 6

4. Please clarify whether the "founder" described in this section is Ms. Baranets. Please also revise page 23 to provide the information required by Item 403 of Regulation S-K. We note that on page 22 you disclose that 2,000,000 shares of common stock were issued to
         Ms. Baranets. However, the table on page 23 reflects zero shares for Ms. Baranets and
         2,000,000 for all officers and directors. If 2,000,000 shares were issue to Ms. Baranets, then please update the Summary Compensation Table to reflect the issuance of such shares.
Plan of Distribution, page 11

5. We note your disclosure that the offering will continue for a period not to exceed 180 days. However, on the cover page you indicate that offering will continue for 270 days. Please revise to clarify the duration of the offering. Description of Our Business, page 13

6. Please provide the disclosure required by Item 504 of Regulation S-K. General, page 13

7. We note that you are a Nevada corporation that plans to operate in China. Please provide a discussion on the effect of existing or probable governmental regulations on your business as a foreign company doing business in China.
8. Please disclose the sources and availability of raw materials, such as amber, for your business. Please also revise page 18 to include your plans for sourcing and purchasing the raw materials for your jewelry and the costs associated with procurement.
Contracts, page 14

9. Please clarify what you mean by an "executed verbal contract." If you believe you have an enforceable contract with Ms. Baranets, please describe all material terms of such contract.
 Yuliia Baranets
Lux Amber, Corp.
July 3, 2018
Page 3
Election under Section 107(b) of the JOBS Act, page 15

10. Your disclosure states that you have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards.
         However on page 17, you disclose that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise your disclosures throughout the Form S-1 to select a consistent election regarding compliance with new or revised accounting standards.
Description of our Business
Background Information about our Officer and Director, page 21

11. Please revise to provide more detail as to Ms. Baranets background, including the positions she has held and the companies for which she worked. Executive Compensation, page 21

12. You disclose the compensation for Ms. Baranets "is being deferred until the Company is in a position to start payments under her employment agreement." Please clarify the point at which the company intends to make these payments.
Note 8   Subsequent Events, page F-12

13. Please disclose the date the financial statements were issued (i.e., through which subsequent events were evaluated) in accordance with ASC 855-10-50-1. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or
Tracey
Houser (Staff Accountant) at 202-551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale (Staff Attorney) at 202-
551-3464 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.


FirstName LastNameYuliia Baranets
                                                               Division of
Corporation Finance
Comapany NameLux Amber, Corp.
                                                               Office of
Manufacturing and
July 3, 2018 Page 3                                            Construction
FirstName LastName